Gregory J. Peterson, Vice President/Controller/Chief Accounting Officer

July 7, 2017

Mr. William H. Thompson
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Southwest Gas Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 1-7850

Dear Mr. Thompson:

Southwest Gas Corporation (the “Company”) is submitting this letter in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated June 13, 2017 with respect to the Company’s Form 10-K for the year ended December 31, 2016, filed with the SEC on February 28, 2017.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s questions, the text of which is incorporated into this response letter for your convenience.

Signatures, page 26

1.	Please tell us how you complied with General Instruction D2(a) to Form 10-K which requires signatures by at least the majority of the board of directors or persons performing similar functions.

Response:

All of the members of the Board of Directors of Southwest Gas Corporation as of February 28, 2017, the date that the Annual Report on Form 10-K (the “Report”) was filed with the Commission, signed the Report.  As was previously reported by Southwest Gas Corporation, and as disclosed in the Report, on January 1, 2017, Southwest Gas Corporation became a wholly owned subsidiary of Southwest Gas Holdings, Inc. pursuant to a holding company reorganization (the “Reorganization”).  In addition, as a result of the Reorganization, Southwest Gas Holdings, Inc. became the successor issuer of Southwest Gas Corporation, and, pursuant to Rule 12g-3(a) under

5241 Spring Mountain Road / Las Vegas, Nevada 89150-0002
P.O. Box 98510 / Las Vegas, Nevada 89193-8510 / (702) 876-7120
www.swgas.com

Mr. William H. Thompson
United States Securities and Exchange Commission
July 7, 2017

the Exchange Act of 1934, as amended (the “Exchange Act”), the common stock of Southwest Gas Holdings, Inc., is deemed registered under Section 12(b) of the Exchange Act.  Following the Reorganization and prior to the date of the Report, the composition of Southwest Gas Corporation’s Board of Directors was changed to consist of only the individuals reflected on the signature page of the Report.

Exhibit 13.01

Natural Gas Operations, pages 15

2.
We note your disclosure of operating margin here and in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  In future filings please disclose that operating margin is a non-GAAP financial measure and why management believes the non-GAAP measure provides useful information to investors.  Please refer to Item 10(e) of Regulation S-K.  Please note that this comment applies to earnings releases filed under Item 2.02 on Form 8-K.

Response:

We have historically disclosed, within Management’s Discussion and Analysis (“MD&A”), the computation of operating margin (natural gas operating revenues less the net cost of gas sold) and reflected that calculation/reconciliation on page 15 noted above, as well as on pages 17 and 18 of MD&A.

However, in future Form 10-K and Form 10-Q filings (as well as in earnings releases subject to Item 2.02 of Form 8-K), we will include information similar to the following regarding this non-GAAP financial measure:

Operating margin is a financial measure defined by management as natural gas operating revenues less the net cost of gas sold.  However, operating margin is not specifically defined in accounting principles generally accepted in the United States (“U.S. GAAP”).  Thus, operating margin is considered a non-GAAP measure.

Management uses this financial measure because natural gas operating revenues include the net cost of gas sold, which is a tracked cost that is passed through to customers without markup under purchased gas adjustment (“PGA”) mechanisms.  Fluctuations in the net cost of gas sold impact revenues on a dollar-for-dollar basis, but do not impact operating margin or operating income.  Therefore, management believes operating margin provides investors and other interested parties with useful

Mr. William H. Thompson
United States Securities and Exchange Commission
July 7, 2017

and relevant information to analyze Southwest Gas Corporation’s financial performance in a rate-regulated environment.

Consolidated Statements of Income, page 40

3.
We note you have not included the redemption value adjustments related to redeemable non-controlling interest in your calculation of net income available to Southwest Gas Corporation.  Please tell us your consideration of the guidance in ASC 225-10-S99-5 related to your calculation of net income available to Southwest Gas Corporation and earnings per share.

Response:

We acknowledge the guidance in ASC 225-10-S99-5 and the associated requirement to separately disclose net income applicable to common stock, when material.  Due to the noncontrolling interests, we note that both net income and net income attributable to common shareholders of Southwest Gas Corporation are presented on the face of the income statements.  However, the redeemable noncontrolling interest is not subject to preference over the parent’s controlling ownership interest (through dividend rights or otherwise).  As a result, management has looked to additional guidance, including other guidance by the Securities and Exchange Commission, as explained more fully below.

In conjunction with the acquisition of the Canadian construction businesses in October 2014, the previous owners of the acquired companies hold a 3.4% equity interest in Centuri.  While this noncontrolling interest is not a preferred stock interest, the previous owners can exit their investment by requiring the purchase of a portion of their interest (with increasing portions being eligible for redemption over time).  The parties to the noncontrolling interest are not permitted to exit their investment by conveyance through sale or otherwise to any party other than the parent entity of Centuri, without offering the shares (subject to their investment) to the parent entity first.  The Company is the controlling party and owns the other 96.6% interest.  Due to the ability of the noncontrolling parties to redeem their interest for cash, their interest is presented on the Company’s consolidated balance sheet as a redeemable noncontrolling interest, a category of mezzanine equity (temporary equity).  This redeemable noncontrolling interest is redeemable upon the occurrence of an event that is not solely within the control of the Company, but at the option of the noncontrolling party based on an eligibility timeline.  Based on these circumstances, management’s accounting is pursuant to ASC 480‑10‑S99‑3A.

In accordance with ASC 480-10-S99-3A paragraph 15, the Company has chosen to recognize changes in the redemption value immediately as they occur (and the carrying

Mr. William H. Thompson
United States Securities and Exchange Commission
July 7, 2017

amount is adjusted to equal the redemption value at the end of each reporting period).  This method assumes the end of the reporting period is equal to the redemption date for the redeemable noncontrolling interest, and that changes in the carrying amount are reflective of changes in fair value.  In accordance with ASC 480-10-S99-3A paragraph 22, Noncontrolling interests, an adjustment to the carrying amount of a noncontrolling interest from the application of paragraphs 14-16 of ASC 480-10-S99-3A does not impact net income or comprehensive income but rather should be treated similar to the repurchase of a noncontrolling interest, which may be recorded to retained earnings instead of additional paid-in-capital.  After attribution of earnings to the redeemable noncontrolling interest, increases and decreases in value of the noncontrolling interest have been recognized with commensurate changes in retained earnings, akin to a distribution to the noncontrolling interest.

Note 11 – Stock Based Compensation, pages 78

4.
Please show us how to reconcile stock-based compensation expense for each year presented and the amount of cash received from the exercise of stock options in 2016 to the amounts disclosed in the consolidated statements of equity and cash flows, as applicable.

Response:

The process description and the resulting reflection of the changes in undistributed stock compensation within operating cash flows are described in the paragraphs that follow. The requested reconciliations for each year are on page 6 of this response.

Management has historically estimated the percentage of shares granted through its performance share and restricted stock unit plans that will not ultimately be issued in shares because employees elect to have shares converted for tax withholding purposes (resulting in the Company making cash remittances to taxing authorities).  The amount associated with employee taxes was recognized in other current assets and liabilities.  Thus, stock compensation impacts are reflected in two line items in operating cash flows – changes in other current assets and liabilities; and changes in undistributed stock compensation.  As actual distributions took place, these same line items in cash flows from operations were “trued-up” (for differences between amounts previously estimated to be withheld and amounts actually withheld).  In the period of distribution, amounts associated with employee taxes actually withheld were trued-up through equity.  The true-up in 2015 was more substantial due to withholding taxes associated with the retirement of the previous Chief Executive Officer, as amounts actually paid were significantly greater than originally estimated.  Changes in undistributed stock

Mr. William H. Thompson
United States Securities and Exchange Commission
July 7, 2017

compensation within operating cash flows were impacted for the difference, and remittances themselves were reflected as changes in other current assets and liabilities.

Prior to ASU 2016-09, which was effective in January 2017, management previously reflected withholding impacts in operating cash flows as described.  Commencing in 2017, as a result of the adoption of ASU 2016‑09, amounts associated with employee withholding are reflected in financing cash flows.  While management previously chose to reflect all tax withholding impacts through line items within operating cash flows in the absence of prescriptive guidance, neither the reflection presented nor an alternate reflection in financing cash flows, would have caused a material difference in operating versus financing cash flows overall.

Mr. William H. Thompson
United States Securities and Exchange Commission
July 7, 2017

The following table reflects the reconciliation of stock-based compensation amounts in expense to amounts in the consolidated statements of cash flows and equity:

SOUTHWEST GAS CORPORATION
Reconciliation of Stock-Based Compensation Expense (and Cash Received from the Exercise of Stock Options) to Amounts in the Consolidated Statements of Equity and of Cash Flows
For the Years Ended December 31, 2016, 2015, and 2014
(thousands of dollars)

	2016	2015	2014
Stock-based compensations expense (2016 Note 11):
Stock-based compensation plan expense, net of related tax benefits	$7,185	$7,278	$8,130
Stock-based compensation plan related tax benefits	4,404	4,461	4,983
Total including cash portion of awards	11,589	11,739	13,113
Less: cash portion of awards	(4,326)	(4,031)	(2,952)
Stock-based compensation, net of cash portion of awards	$7,263	$7,708	$10,161

STATEMENT OF CASH FLOWS

Stock-based compensation expense impact in net income	$(7,263)	$(7,708)	$(10,161)

Change in Other current assets and liabilities attrib. to stock comp.	1,643	1,946	2,523
Change in Undistributed stock compensation attributable to stock comp.	5,620	5,762	7,638
Inflows offsetting expense	7,263	7,708	10,161
Net impact to Operating Cash Flows from stock comp. expense	$-	$-	$-

Change in Other current assets and liabilities attrib. to current stock comp. expense	$1,643	$1,946	$2,523
Change in Other current assets and liab. attrib. to withholding est. true-up	164	2,848	(335)
Change in Other current assets and liabilities for actual withholding	(1,999)	(4,755)	(3,453)
Change in Other current assets and liabilities not attributable to stock comp. plans	(29,359)	18,261	24,644
Change in other current assets and liabilities	$(29,551)	$18,300	$23,379

Change in Undistributed stock attributable to current stock comp. expense	$5,620	$5,762	$7,638
Change in Other current assets and liab. attrib. to withholding est. true-up	(164)	(2,848)	335
Changes in Undist. Stock compensation presented operating cash flows	$5,456	$2,914	$7,973

Cash received from exercise of stock options	$530	$523	$379
Stock issuance costs	(58)	(650)	(14)
Stock issuances/other	-	35,523	40
Issuance of Common stock, net	$472	$35,396	$405

Tax benefits (costs) related to stock comp./option exercises	$118	$1,098	$1,891
Other financing outflows	(1,687)	(1,057)	(3,148)
Total Other	$(1,569)	$41	$(1,257)

STATEMENT OF EQUITY

Issuance of Common stock, net (above)	$472	$35,396	$405
Impacts of undistributed stock reflected in equity (above)	5,456	2,914	7,973
Dividends on undistributed stock (also reduced retained earnings)	734	736	758
Tax benefits from stock compensation programs (above)	118	1,098	1,891
Total Common stock issuances	$6,780	$40,144	$11,027

Mr. William H. Thompson
United States Securities and Exchange Commission
July 7, 2017

If you have any questions or comments on this letter, please contact me at (702) 876‑7120.

Sincerely,

/s/Gregory J. Peterson

sw

c:    Anthony W. Watson, U.S. Securities and Exchange Commission
Roy R. Centrella, Southwest Gas Corporation